Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Phillips Entertainment Group Inc.
1480 Colorado Blvd
Los Angeles, CA 90041
www.soapsoxkids.com

Up to $1,069,996.00 in Common Units at $7.75
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Phillips Entertainment Group Inc.
Address: 1480 Colorado Blvd, Los Angeles, CA 90041
State of Incorporation: CA
Date Incorporated: April 10, 2019

Terms:

Equity

Offering Minimum: $9,997.50 | 1,290 shares of Common Units
Offering Maximum: $1,069,996.00 | 138,064 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $7.75
Minimum Investment Amount (per investor): $240.25

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Early Bird

First 7 days - 10% bonus shares

Next 14 days - 5% bonus shares

Volume

$500+ (VIP Owners - 10% lifetime discount on purchases online + 2 SoapSox)

$1,000+ (Above + 20% lifetime discount on purchases online + SoapSox Exclusive Owner Gift set + 5% bonus shares)

$3,000+ (Above + 25% lifetime discount on purchases online + new product releases annually + 5%

$5,000+ (All of the above + 30% lifetime discount on purchases online + 3 person gifting program + 10% bonus shares)

$20,000+ (Above + 20% bonus shares + design and naming of new character)

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Phillips Entertainment Group Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of common stock at $7.75 / share, you will receive 11 Common Stock shares, meaning you'll own 11 shares for $77.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

We are the creators of SoapSox® the next generation of washcloths for kids. A patented collection of adorable "mouth fed" characters that make bathing fun for kids, and easier for parents.

Launched in 2013, SoapSox unit sales went from $52k to $1.2M in 4 years. SoapSox is now poised to enjoy additional growth over the next several years.

Anticipated growth is due to recent partnerships Ginsey Home Solutions, The Honest Company, Walmart, and Amazon, among others. Our corporate partnership with Ginsey provides us with distribution utiliziing a proven supply chain to service our mass retail partners seemlessly. The partnership also provides access/ability to

introduce new lines of premier licensed products such as Paw Patrol and Sesame Street.

Ginsey Home Solutions has the exclusive right to distribute SoapSox products in the US. Ginsey Home Solutions will handle business operations related to sale of the products exclusively. Ginsey holds the licenses to all of those properties and more. As a result of our partnership with Ginsey, we have access to create those licensed properties.

Issued design and utility patents in the US, Canada and EU, for the "mouth fed" feature, along with a growing customer base provides a unique opportunity for substantial brand growth.

Competitors and Industry

Due to SoapSox' innovation and proprietary technology. No products on the market offer the benefits of SoapSox functionality. Other brands in the market have significant retail distribution and brand awareness. Such as Munchkin, Rich Frog, and Skip Hop, offering bath mitts for children. However these competitors do not offer innovative products, a compeling brand story, and a way to engage in a meaningful way with consumers.

Current Stage and Roadmap

We are in the growth phase of our business. We have expanded our retail domestic distribution to include BuyBuy Baby, Nordstrom, QVC, and Walmart among others. We have also recently partnered with Honest Co., and have further increased our international distribution to Canada, UK, and others. Our focus now is to drive sales through robust marketing and product expansion.

The Team

Officers and Directors

Name: Earnest Ray Phillips

Earnest Ray Phillips's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: April 10, 2013 - Present
  Responsibilities: Direct and manage day to day operations of the company

Name: Alvin Uy

Alvin Uy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director and Vice President
  Dates of Service: August 05, 2013 - Present
  Responsibilities: Manage and oversee the development of new products

Other business experience in the past three years:

- **Employer:** Insight Creative Group
  Title: CEO
  Dates of Service: February 10, 2008 - Present
  Responsibilities: Product development and design

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance despite the Company's established retail relationships, that retailers will continue to purchase product offerings, or that retailers will not opt for competitors products, which will impact the Company's ability to meet projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. We attempt to utilize common metric for valuation such as annual revenue, and company assets such as patents.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for two years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing corporation in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that despite our current market acceptance our new products may fail to gain similar distribution for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 6 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company has rented office space in Los Angeles, CA since 2015 with options to extend the lease for periods of one to three years. Rent from the period May. 1, 2017 through May 1, 2018 was $1,650. At the end of the Current Lease, the Company can extend the lease for another year at a monthly rate of $1,691.25 and has the option to extend for additional years at a 2.5% increase annually. The minimum lease pay1nents remaining under the lease as of December 31 sr, 2018 are $8,250. $20,295 for 2019 and $20,802.37 for 2020, respectively. In 2018 the Company entered into an Operations and Distribution agreement with Ginsey Industries Inc. The two year agreement initiated on April 9th, 2018 designates Ginsey to handle business operations as it pertains to production financing, importing goods, warehousing, distribution, fulfillment, and sales data analytics. The agreement also provides the Company access to licenses held by Ginsey which include Disney, Paw Patrol, Sesame Street. As a term of the agreement net profits are split 60% to 40% after CO Gs (production, freight, royalties, and retail allowances). The company

receives 60% of net, or 21 % of gross revenue from product sales. The Company will re-stablish direct licensing at the conclusion of the agreement, if said agreement is not renewed. The Company engaged in a Co-Branding Agreement with The Honest Company whereas "Honest" shall purchase the Company's products to be combined with Honest products and be sold and distributed by Honest as Gift Sets. Licensing The Company entered into a licensing agreement with Disney Consumer Products. The license agreement required minimum guarantee which is currently $78,249, and minimum royalty obligations based on the net selling price of the licensed products. Company partnered with Ginsey Industries and rolled its licensing agreement under its new partner.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Exclusive Distribution

Ginsey Industries Inc. holds exclusive distribution rights for the United States. There can be no assurance despite the Company's current agreement and retail relationships, that Ginsey will renew the agreement to distribute product offerings, which will impact the Company's ability to distribute goods.

Ginsey Industries Inc.

Ginsey Industries Inc. holds exclusive distribution rights for the United States. There can be no assurance despite the Company's current agreement and retail relationships, that Ginsey will renew the agreement to distribute product offerings, which will impact the Company's ability to distribute goods.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Earnest Ray Phillips	525,714	Common Units	65.7

The Company's Securities

The Company has authorized Common Units, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 138,064 of Common Units.

Common Units

The amount of security authorized is 1,000,000 with a total of 800,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Units.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $437,000.00
Maturity Date: December 30, 2020
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: A round of financing over $400,000

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of shares of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in

this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, SAFE notes or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Inventory
  Date: April 10, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00

Use of proceeds: Inventory
Date: February 01, 2016
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $60,000.00
Use of proceeds: Inventory
Date: February 08, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $60,000.00
Use of proceeds: Inventory
Date: June 21, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $42,000.00
Use of proceeds: Inventory
Date: January 29, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $15,000.00
Use of proceeds: Operations
Date: May 20, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $30,000.00
Use of proceeds: Inventory
Date: September 10, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $75,000.00
Use of proceeds: Operations
Date: April 10, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $75,000.00
Use of proceeds: Inventory
Date: April 04, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Due to positive sales growth in 2016, our primary factory was unable to produce enough goods to meet our increase in demand. As a result we worked to expand our manufacturing capabilities in 2017 by bringing on an additional manufacturing partner. The new manufacturing partner referred to us by a U.S. sourcing agent, allowed us to inspect the facilities, working conditions, etc. Following the review we placed an order of 60,000 units.

Upon receipt of the shipment we found that none of the product shipped met our manufacturing and quality standards, followed any specifications, or was in a sellable condition. After additional investigation we became aware that the factory which was slated to produce our order was switched to a factory with cheaper labor.

As a result of the poor quality of the goods, and negative impact the product was having on our customers. We decided to discontinue shipping our retail partners. We contacted all of our retail partners and explained the circumstances. Most were understanding of the situation and understood our goal to create quality products that facilitate long term partnerships and success.

The impact of the 2017 manufacturing debacle, along with the inability of our primary factory to manufacture and ship goods in time. Caused our sales to plummet from a projected $1.8M to $400k. Our only recourse was to not pay the balance for the inventory and work to shore up our losses and retail partnerships.

As a result of our correct responses to the challenges in 2017 we were able to re-engage with our retailers in 2018. We also streamlined our operations, and put QA protocols in place. In 2018 our sales saw an increase due to the re-establishment of existing partnerships, and new partnerships with Walmart, and Amazon being among the newest.

Historical results and cash flows:

All indicators show that the company has positive prospects of increased cash flow. This is due to the company's products unique competitive advantage. The company has secured both utility and design patents on the product which boasts features and functionality not provided by competitors.

The company also continues to gain more market share in part by the continued partnerships with BuyBuy Baby, Target, and QVC among others. The company has also worked to establish domestic partnerships with Walmart, H.E.B., and Amazon. New partnerships include Honest Company, as well as Ginsey Home Solutions which provide access to retail partners not already in the company's distribution channels. The company has also secured new international distributors in various emerging markets.

Driving sales to these new retail channels is the partnership acquired with the marketing firm Quantasy. Quantasy is an expert in CPG marketing, and boasts a successful track record of working with premier brands and providing compelling results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a revolving line of credit with Chase, for a total amount available of $20,000. This line of credit currently has an outstanding balance of $10,954

The company currently has a revolving line of credit with American Express, for a total amount available of 15,000. This line of credit currently has an outstanding balance of $7,540.

Company currently has $6,107 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign expand our resources, and ability to pursue new opportunities. We have receivables, and access to other funds and capital resources available. However, the resources secured through this raise provide a large pool of funding to expedite our growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. Of the

total funds our company has now 83% will be made up of funds raised from the crowd funding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company indefinitely based on revenue generated from product sales and additional funding sources. The funds raised from this campaign provide the resources to expand our marketing campaign. The minimum amount raised will be utilized for marketing purposes.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company indefinitely based on revenue generated from product sales. The funds raised from this campaign provide the resources to expand our marketing campaign, and engage in additional product development. The maximum amount raised will be utilized for these purposes.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Following the successful raising of $107,000 we will engage in an additional capital raise on StartEngine in an effort to secure $830,000 in investment.

Indebtedness

- **Creditor:** Carolyn S.
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: September 04, 2020

- **Creditor:** David S.
  Amount Owed: $82,500.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2021

- **Creditor:** Michael B.
  Amount Owed: $45,877.20
  Interest Rate: 8.0%
  Maturity Date: September 01, 2020

- **Creditor:** Brian C.
  Amount Owed: $63,280.00
  Interest Rate: 8.0%
  Maturity Date: August 25, 2021

- **Creditor:** Stephener W.
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: October 01, 2020

- **Creditor:** Ginsey
  Amount Owed: $35,766.00
  Interest Rate: 0.0%
  Maturity Date: November 10, 2019

- **Creditor:** Rutan
  Amount Owed: $48,020.21
  Interest Rate: 0.0%
  Maturity Date: September 10, 2020

- **Creditor:** John F
  Amount Owed: $7,029.92
  Interest Rate: 0.0%
  Maturity Date: November 18, 2019

- **Creditor:** Innomark
  Amount Owed: $47,876.21
  Interest Rate: 0.0%
  Maturity Date: February 17, 2021
  24 months interest free

- **Creditor:** 4 Corners
  Amount Owed: $14,800.71
  Interest Rate: 0.0%
  Maturity Date: November 10, 2019

- **Creditor:** DCP
  Amount Owed: $73,417.00
  Interest Rate: 0.0%
  Maturity Date: April 26, 2020

- **Creditor:** Interest
  Amount Owed: $87,479.00
  Interest Rate: 8.0%
  Maturity Date: November 10, 2020

- **Creditor:** Credit Card
  Amount Owed: $18,534.00
  Interest Rate: 25.0%
  Maturity Date: June 06, 2021
  revolving line of credit

- **Creditor:** Stephanie T.
  Amount Owed: $95,600.00
  Interest Rate: 12.0%
  Maturity Date: November 07, 2020

Related Party Transactions

- **Name of Entity:** Alvin Uy
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company received a capital investment from Alvin. The interest rate is 8%.
  Material Terms: $205,000 invested, at 8%, which matures in 09/2020.

Valuation

Pre-Money Valuation: $6,200,000.00

Valuation Details:

Company valuation was determined utilizing industry standard calculations by multiplying our 2018 revenue of $750k by 6 years. We then calculated the value of company assets of which include design and utility patents held in the US, Canada, and EU. We also included the value of our partnerships with Walmart through 2020, Honest Company, and expanding distribution with other major retailers, and international partners.

Based on last years performance of $750k and this years anticipated perfomance of $1.2M. We averaged the revenue which resulted in $5.85M valuation. Adding an additional $400k for issued design and utility patents in the US, Canada, and EU. We settled on a $6.2M valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*

28.0%

We will seek to increase inventory, and offer products that could include Paw Patrol, Sesame street characters, and others. Expanding our product offerings to current retail partners.

- *Marketing*
  48.0%
  We have reduced our customer acquisition costs and fine tuned our marketing strategy. We will expand our marketing efforts on social media and youtube to increase brand awareness and maximize returns.

- *Research & Development*
  8.0%
  Engage in additional product development to expand on product offerings to include more Paw Patrol characters, Sesame Street, and Peppa Pig.

- *Working Capital*
  10.0%
  Working capital will be held to defend our patents in cases of infringement. As well as expand our distribution into new markets.

If we raise the over allotment amount of $1,069,996.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  10.0%
  These funds will be used to expand patent filings into new international territories.

- *Inventory*
  47.0%
  We will seek to increase inventory, and offer products that could include Paw Patrol, Sesame street characters, and others. We would utilize funds to increase inventory.

- *Research & Development*
  8.0%
  We would utilize these funds to develop additional products. As well as expand already successful lines.

- *Marketing*
  21.0%
  We have reduced our customer acquisition costs which and fine tuned our marketing strategy. We will expand our marketing efforts in conjunction with The Honest Company to drive brand awareness and sales.

- *Working Capital*
  8.0%
  Working capital will be held to defend our patents in cases of infringement. As well as expand our distribution into new markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.soapsoxkids.com (https://soapsoxkids.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soapsox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Phillips
Entertainment Group Inc.

[See attached]

PHILLIP ENTERTAINMENT GROUP LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018 AND 2017

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Phillips Entertainment Group LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Phillips Entertainment Group, L.L.C. d.b.a. SoapsSox, (the "Company,"), which comprise the balance sheet as of December 31, 2018 and December 31, 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

December 18, 2019
Los Angeles, California

Phillips Entertainment Group, L.L.C.
BALANCE SHEET

As of December 31,		2018		2017
(USD $ in Dollars, except per share data)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	44,312	$	6,107
Accounts receivable—net		144,917		37,740
Inventories		251,591		150,734
Prepaid expenses and other current assets		7,307		-
Total current assets		**448,127**		**194,581**
Property and equipment, net		5,619		11,306
Intangible assets, net		94,613		-
Stockholder Loan		285,801		232,196
Total assets	$	**834,159**	$	**438,083**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	293,010	$	50,346
Credit Card		24,167		16,173
Other current liabilities		80,012		81,334
Total current liabilities		**397,188**		**147,853**
Loans Payable		226,832		292,832
Line of credit		162,417		107,383
Notes payable		378,380		585,696
SAFE Notes		380,000		60,000
Total liabilities		**1,544,818**		**1,193,763**
STOCKHOLDERS' EQUITY				
Members Equity		58,071		65,986
Retained earnings/(Accumulated Deficit)		(768,729)		(821,666)
Total stockholders' equity		**(710,658)**		**(755,680)**
Total liabilities and stockholders' equity	$	**834,159**	$	**438,083**

See accompanying notes to financial statements.

Phillips Entertainment Group, L.L.C.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2018		2017
(USD $ in Dollars, except per share data)				
Net revenue	$	759,911	$	405,687
Cost of goods sold		405,933		125,151
Gross profit		353,978		280,536
Operating expenses				
General and administrative		236,989		261,453
Research and development		-		4,843
Sales and marketing		30,427		56,739
Total operating expenses		267,416		323,035
Operating income/(loss)		86,562		(42,499)
Interest expense		94,858		125,043
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(8,296)		(167,542)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(8,296)	$	(167,542)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2018 and 2017
(USD $ in Dollars, except per share data)

(in , $US)	Members Equity		Retained earnings/ (Accumulated Deficit)		Total members Equity	
Balance—December 31, 2016	$	64,299	$	(654,124)	$	(589,825)
Net income/(loss)				(106,309)		(106,309)
Members drawings						
Member contribution		61,687				61,687
Debt to equity converstion		-				-
Balance—December 31, 2017		125,986	$	(760,433)	$	(634,447)
Net income/(loss)		-		(8,296)		(8,296)
Members drawings		(28,915)				(28,915)
Member contribution		161,000		-		161,000
Debt to equity converstion		180,000				180,000
Balance—December 31, 2018		438,071	$	(768,729)	$	(330,658)

See accompanying notes to financial statements.

Phillips Entertainment Group, L.L.C.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2018		2017
(USD $ in Dollars, except per share data)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(8,296)	$	(167,542)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of proprety		1,796		-
Amortization of intangibles		47,306		-
Share based Compensation		-		-
Warrant based compensation				-
Debt discount and issuance amortization				
Provision for deferred income taxes		-		-
Changes in operating assets and liabilities:				
Accounts receivable		(107,177)		158,753
Inventory		(100,857)		22,221
Prepaid expenses and other current assets		(7,307)		77,699
Shareholder receivable/loan		(53,605)		(125,988)
Other assets		-		-
Accounts payable and accrued expenses		242,664		34,453
Credit Cards		7,994		(4,205)
Other current liabilities		(1,322)		81,334
Net cash provided/(used) by operating activities		21,196		76,724
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(259)
Sale of property and equipment		3,891		-
Purchases of intangible assets		(141,919)		-
Net cash provided/(used) in investing activities		(138,029)		(259)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Notes		100,583		126,416
Repayment of Notes		(34,663)		(415,738)
Borrowing on Line of Credit		23,032		50,383
Borrowing on Loans				96,556
Repayment of Loans		(66,000)		
Payment of Debt Issuance Costs		-		-
Borrowings on Capital Lease		-		-
Repayments of Capital Lease		-		-
Member Contribution		161,000		61,687
Members Drawings		(28,915)		-
Net cash provided/(used) by financing activities		155,037		(80,696)
Change in cash		38,205		(4,231)
Cash—beginning of year		6,107		10,339
Cash—end of year	$	44,312	$	6,107
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of convertible notes into equity	$	180,000	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Phillips Entertainment Group LLC was formed on October 6th, 2006 in the State of California. Entertainment Group Inc. was incorporated on April 10, 2019 in the State of California at the same time of Phillips Entertainment Group LLC's conversion to said stock company. The financial statements of Phillips Entertainment Group Inc. (D.b.a SoapSox) (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Los Angeles, California.

Phillips Entertainment Group Inc., D.b.a. SoapSox designs, markets, sells, and distributes unique SoapSox branded bath toys and accessories in the United States and around the world. SoapSox® products are described as the next generation of washcloths for kids. A collection of adorable "mouth fed" characters that make bathing fun for kids, and easier for parents. The company has sold more than 400,000 SoapSox and generated more that $3.2 million in revenue since making its first sale in late 2013.

The Company sources its manufacturing of SoapSox from a supplier in China. The products come fully assembled and packaged for retail. In the U.S. they are warehoused and distributed by Ginsey Home Solutions a third party logistics company without being re-packed. The Company also ships products directly to international distributors directly from the factory in China.

Going Concern and Management's Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a stockholder's deficit of $710,658 as of December 31, 2018 and of lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, and December 31, 2017, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset

carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2014 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 18, 2019, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2018	2017
Finished Goods	$ 251,591	$ 150,734
Total Inventories	**$ 251,591**	**$ 150,734**

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid Expenses and Other Current Assets Details consist of the following:

As of Year Ended December 31,	2018	2017
Prepaids Expenses and Other Current Assets:		
Prepaids Expenses	7,307	-
Total Prepaids Expenses and other Current Assts	$ 7,307	$ -

	2018	2017
Other Current Liabilities:		
Accrued interest	68,758	61,233
Undeposited funds	-	13,029
Payroll Liabilities	3,082	3,135
Sales Tax Payable	8,172	3,937
Total Other Current Liabilities	$ 80,012	$ 81,334

5. PROPERTY AND EQUIPMENT

As of December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2018	2017
Furniture and Equipment	$ 5,600	$ 9,964
Warehouse Equipment	3,000	2,527
Accumulated depreciation	(2,981)	(1,185)
Property and Equipment, Net	$ 5,619	$ 11,306

Depreciation expense for property and equipment for the fiscal year ended December 31, 2018 totaled $ 1,796.

6. PATENT AND TRADEMARK

As of Year Ended December 31,	2018	2017
Intangible assets		
Patents, at cost	141,919	$ -
Accumulated amortization	(47,306)	-
Intangible assets, Net	$ 94,613	$ -

Amortization expense for the fiscal year ended December 31, 2018 totaled $ 47,306.

7.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
Ray Philllips	51.57%
Alvin Uy	16%

8.   DEBT

Loans Payable

On July 4, 2016, the company received a loan from a certain lender in the amount of $179,732. The loan carries an interest of 8% and matures on July 4, 2022. As of December 31, 2018, the outstanding amount of the loan as of December 31, 2018 $179,732 and had accrued interest and in the amount of $14,379.

On February 7, 2017, the company received a loan from a certain lender in the amount of $43,100. The loan carries an interest of 8% and matures on February 7, 2022. As of December 31, 2018, the outstanding amount of the loan as of December 31, 2018 is $43,100 and has accrued interest and in the amount of $4,381.

On June 5, 2017, the company received a loan from a certain lender in the amount of $79,000. The loan carries no interest of and matures on December 12, 2019. During the year 2019, $75,000 was converted into equity. As of December 31, 2018, the outstanding balance of the loan is $4,000.

Line of Credit

In 2018 the Company entered into an inventory finance and distribution line of credit agreement with Ginsey Industries. The Company purchased $137,400.48 in inventory through Ginsey financed over one year with an interest rate of 0%. As of December 31, 2018, and December 31, 2017, the line of credit outstanding balance is $56,417.46 and $82,882.50, respectively.

In 2016 the Company entered into an inventory finance agreement with Insight Creative Group with no limit and with an interest rate of 8%. As of December 31, 2018, and December 31, 2017, the line of credit outstanding balance is of $106,00and $57,000, respectively.

Notes Payable

The Company entered into a series of notes payable for aggregate proceeds of $490,797. The notes bear interest at 8% per annum at the exception of one note that bears a 12% interest rate. They all mature in 2020-2021. The proceeds were used to find operations. As of December 31, 2018, and 2017, the loans had an outstanding balance of $378, 380 and $585,696 respectively, with accrued interest in the amount of $36,657 as of December 31, 2018.

SAFEs notes

The company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock two years from the issuance date. As of December 31, 2018, and December 31, 2017, the outstanding principal amount of SAFE was $380,000 and $60,000 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2018 and December 31, 2017.

9.   RELATED PARTY TRANSACTIONS

On January 2, 2014, the company initiated a loan to founder E. Ray Phillips Jr. The loan carries 0 interest and matures in 2022. As of December 31, 2018, and December 31, 2017, the aggregated amount of the shareholder loan is $285,801 and $232, 196 respectively.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has rented office space in Los Angeles, CA since 2015 with options to extend the lease for periods of one to three years. Rent from the period May. 1, 2017 through May 1, 2018 was $1,650. At the end of the Current Lease, the Company can extend the lease for another year at a monthly rate of $1,691.25 and has the option to extend for additional years at a 2.5% increase annually. The minimum lease payments remaining under the lease as of December 31st, 2018 are $8,250. $20,295 for 2019 and $20,802.37 for 2020, respectively.

In 2018 the Company entered into an Operations and Distribution agreement with Ginsey Industries Inc. The two- year agreement initiated on April 9th, 2018 designates Ginsey to handle business operations as it pertains to production financing, importing goods, warehousing, distribution, fulfillment, and sales data analytics. The agreement also provides the Company access to licenses held by Ginsey which include Disney, Paw Patrol, Sesame Street. As a term of the agreement net profits are split 60% to 40% after COGs (production, freight, royalties, and retail allowances). The company receives 60% of net, or 21% of gross revenue from product sales. The Company will re-stablish direct licensing at the conclusion of the agreement, if said agreement is not renewed.

The Company engaged in a Co-Branding Agreement with The Honest Company whereas "Honest" shall purchase the Company's products to be combined with Honest products and be sold and distributed by Honest as Gift Sets.

Licensing

The Company entered into a licensing agreement with Disney Consumer Products. The license agreement required minimum guarantee which is currently $78,249, and minimum royalty obligations based on the net selling price of the licensed products. Company partnered with Ginsey Industries and rolled its licensing agreement under its new partner. We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 18, 2019, the date the financial statements were available to be issued. No subsequent events have been noted.

Conversion to S Corporation
On April 10, 2019 Phillips Entertainment Group LLC, converted to Phillips Entertainment Group Inc., a California Stock Corporation, dba SoapSox. The company is authorized to issue 1,000,000 shares of common stock at no par value. As of December 18, 2019, the company has 838,935 shares of common stock have been issued and outstanding.

On May 8, 2019, the company issued an additional SAFE note in the amount of $12,000 from a certain investor.
On May 20, 2019, the company issued an additional SAFE note in the amount of $15,000 from a certain investor.
On July 24, the entered a contract with marketing firm "Quantasy" for 2% equity for their marketing services.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


SoapSox
Next generation of washcloths for kids.



Oversubscribed



◎ Website   📍 Los Angeles, CA

CONSUMER PRODUCTS

SoapSox® the next generation of washcloths for kids. A collection of adorable characters making bathing fun for kids, and easy for parents. Simply "feed" liquid soap to your favorite animal. Built in finger pockets facilitate hygiene through play.

$0.00 raised ⓘ

225	64
Investors	Days Left

$7.75	$6.2M
Price per Share	Valuation

Equity	$240.25
Offering Type	Min. Investment

INVEST NOW

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This Reg CF offering is made available through StartEngine Capital, LLC.

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Reasons to Invest

- Over $3.3M in lifetime sales and on track to double last years sales with over $400k in profit

- 75% of customers come back and buy another SoapSox

- Current distribution to Walmart, QVC, Buy Buy Baby, Target, and 3,000 specialty stores through an exclusive agreement with Ginsey Home Solutions, along with partnerships with the Honest Company

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OUR STORY

A simple idea that changed a child's life forever

When Ray Phillips worked as a Program Director for a residential treatment facility for children who have experienced trauma, Ray found that the most difficult time of the day was bath time. Children would *argue, cry*, and even attempt to *hide* to avoid taking a bath.

After staff at the agency struggled with one child who could not part with his stuffed animal to bathe, Ray came up with the idea of taking another stuffed animal and modifying it to hold soap. After giving the child the modified stuffed animal, the child took a bath without issue and unknowingly SoapSox® was born.

Ray quickly recognized the same dilemma surrounding bath time in homes and was shocked to find no such product on the market. Thus begun the exciting rise of **SoapSox®**.

THE PROBLEM

Every parent knows the **struggles of bath time...**

The most difficult time of the day for a parent is bath time -- kids can be scared or reluctant to bathe; and while some kids love the water, they don't want to wash themselves. There are bath toys that incentivize kids to get in the tub, but they have no functionality and often only act as a distraction rather than a method of

helping clean. And worse, in a matter of days or weeks, these bath toys grow mold. There isn't anything on the market that provides a fun, functional and safe way to help kids bathe.



THE SOLUTION

The next generation of **washcloths for kids**

Founder, Ray Phillips, came up with SoapSox® as a way to make bath time more fun for kids and easier for parents. SoapSox® is specifically designed to hold soap in a cavity in the center of each cute, fun character. Kids can "feed" SoapSox® liquid or bar soap during bath time, which helps facilitate hygiene through play. SoapSox® are designed with built-in finger pockets for better scrubbing and are machine washable and dryer safe, ensuring bath time is a breeze from beginning to end.

SoapSox® is an authentic product story differentiating us from the competition. We connect emotionally with parents by creating products that encourage bonding and lifetime habits. SoapSox was conceived to help create a safe space for kids. When shopping for products, 50% of millennial parents say they try to buy products that support a good cause.

Sources: Millennial Marketing





Wanted by both the Sharks and Disney

From a $1M buyout offering from the sharks on Shark Tank to a licensing agreement with Disney® and partnership with the Honest Co, we have quickly become a household brand in this massive industry. In 2014, we received **numerous offers on NBC's Shark Tank**, starting with Damon John and followed by **Lori Grenier and Robert Herjevec who offered a $1M buyout**.




107% projected year over year growth, **and profitable!**

NBC's Shark Tank thrust us in the spotlight, and we have been able to capitalize on it ever since:

- Over $3.3M in lifetime sales
- On track to double last years sales with over $400k in profit
- Over 686k customers from all over the world

- 75% of customers come back and buy *another* SoapSox

Not to mention some incredible retail parters like **Amazon**, **Walmart**, **QVC**, and **The Honest Company**

Following our Shark Tank success in 2016, we signed a Disney® licensing agreement and secured distribution to QVC®, Buy Buy Baby, Target and **3,000 specialty stores** through our exclusive US distribution agreement with Ginsey Home Solutions. Quickly, we expanded distribution partners to **Amazon and Walmart**, dramatically widening our market and in 2018, we formed a **partnership with the Honest Company** to bundle SoapSox® with bath soaps.



Everything you need for some good, clean fun from Honest and SoapSox®



And it's not just "The Sharks" who love us

With have an average rating of 4.2 stars on Amazon and a majority 5 star rating, **75% of customers** come back and buy another Soapsox after their purchase. But it's really our customers who help us realize we are more than on to something...

Thank you so much for your product

My little guy has muscular dystrophy and sensory processing disorder and when we touch him he feels pain. This is the **first happy bath we've had in so long!** I'm in tears (happily) that he isn't crying and in pain.

Nicole S. ★★★★★

We've loved them both

This is our *second* SoapSox, and we've loved them both. A great product with great design options. When my daughter is old enough to use one **I'll be getting one for her, as well.**

Gina V. ★★★★★

Toddler Approved!

Featured in some of the largest publications

 

THE VIEW · SHARK TANK · QVC · People

WHAT WE DO

Washcloths that kids love, and parents appreciate even more

SoapSox®, which at times we affectionately call "fun"ctional plush toys, are unique. The adorable, eye-catching designs are coupled with a technology that is distinct, yet simple and engaging for kids. The toys have thoughtful details like heart-shaped pupils and subtle smiles. Characters have memorable names like Taylor the Turtle or Harper the Hippo and come equipped with stories to engage with children's imagination. Our characters actually float in the water like the animal would itself. **SoapSox® are unlike any other washcloth you have ever purchased.**



Your kid's washcloth

Our washcloth









THE MARKET

$4.9B+ in the "Plush", baby care and toddler products alone

SoapSox® products uniquely straddle two major industries in the global and US Market: Toys and Baby Care. U.S. consumers **spent a record $4.98 billion** on Plush, Baby/Toddler/Preschool, and Baby Care products in 2018. According to Toy Association's 2019 Trend Spotting, infusing popular licensed properties in all types of innovative products has helped licensing make up nearly 30 percent of all U.S. toy sales. **We are universal.** Our customers are the **39.9 million parents and 69.9 million grandparents buying gifts for 19.9 million children** ages 0-4 in the U.S. Our current market adoption of SoapSox® aligns with what the data suggests in regards to growth opportunities.

Sources: Forbes, NPD, License Global



THE BUSINESS MODEL

Licensing allows us to continue to scale with exciting new products

With *patented products*, we are able to scale this company to a number of new

industries and brands. Because of our myriad partnerships, we are able to create SoapSox® versions of the most popular branded characters in the market today. Soon through our licensing partnership with Ginsey Home Solutions, we are planning to introducing Sesame Street, Paw Patrol, and more of your favorite characters.



Paw Patrol: The $300M TV juggernaut

We are excited to announce that in February 2020, Walmart will begin selling custom Paw Patrol SoapSox. One of the most popular kids show in the world, it is responsible for over **$300M in annual toy sales** *alone* (source).



Satisfying the global demand for baby care products, already in 10+ countries

With established partnerships like Nordstrom, BuyBuy Baby, Target, Walmart, Amazon, and QVC, we have already begun expanding internationally into ten different countries. These sales exist domestically in both brick and mortar locations as well as a booming online presence. This is particularly significant in the large grandparent market who tend to spend **3.5 times more online than they would in a store.** Our licensed characters have helped secure sales -- in children brand loyalty begins as early as age 2, and by age 3, American children make specific requests for brand-name products. By age 4, children are ready to make their own (parent-financed) purchases.



HOW WE ARE DIFFERENT

Patents and partnerships allow us to continue innovating

Unlike any competitor in the market, SoapSox® is positioned to cross several categories in the toy industry including infant/toddler/preschool toys, plush, bath. **We set ourselves apart through our innovation.** We boast a wide array and ever-expanding list of licensed characters with patented sound technology and quality construction. Our patented "feeding" feature engages kids and the anti-microbial material and ability to machine wash is a joy to parents. We are utility

patented in the USA, Canada, and EU, design patented and trademarked in China. On top of all of that, we sell SoapSox® at an extremely affordable price point, starting at just $9.99.

Dino Sounders: Bringing washcloths to life.

We have **washable speaker technology** that allows our characters to emit sounds. Imagine dinosaurs roaring, cars revving, and tug boat horns blaring during your kid's bath time adventures. We also have many new characters in development with recognizable and friendly faces that will excite children all over the world.





We're just two dads making a splash

After witnessing a distraught child who refused to bathe, Ray and his staff noticed that the child wouldn't part with his plush toy. It was in that moment that Ray had an aha moment. He modified the plush toy to hold soap and the child never had a problem with bath time again. Seeing the relief and joy across the child's face was an unforgettable moment for Ray and his staff. When he discovered that there wasn't a product like it on the market, he started SoapSox®. Through friends, Ray met Creative Director Alvin Uy and over the next two years, they developed SoapSox®. After a successful Kickstarter Campaign in 2013, SoapSox® was introduced to the world.

WHY INVEST

SoapSox® is more than a washcloth...

We think SoapSox® is a smart investment not only because of the unique competitive advantages, growing retail presence, exciting partnerships, or the substantial growth opportunity, but also because of our mission to create a safe space for kids. Since SoapSox® was created in the halls of a facility that helped protect children, we've committed ourselves to this cause and aim to provide greater support to organizations that help to provide safe places for children. Our ultimate goal is to establish SoapSox® as an industry leader, while advancing our agenda to remove the statute of limitations on crimes against children nationally. Join us and together let's see the waves that we can make.









Our Company Launches on Kickstarter

SoapSox successfully funds on Kickstarter reaching $52,000 in 30days, surpassing its $45,000 goal.

SoapSox Partners with Disney

SoapSox establishes a strategic licensing deal with Disney to create your favorite Disney characters with a splash of innovation.

Launched on StartEngine

Now YOU can own a part of our company!

SoapSox appears on Shark Tank

SoapSox received an equity offer for 33% from Damon, as well as a $1 million dollar buyout offer from Lori and Robert. Both offers were ultimately declined

SoapSox Partners with The Honest Company

SoapSox and The Honest partner to create the perfect combination of Honest soaps and body wash with SoapSox.

Sesame Street SoapSox

We are gearing up to launch Sesame Street SoapSox which we believe will be a game changer in the market place. (ANTICIPATED)

Oct, 2013	Oct 2014	Jan 2016	Aug 2018	September 2019	January 2020
June 2014	March 2015	February 2017	Oct 2018	October 2019	April 2020

Design and Utility Patents issued.

SoapSox receives both Design and Utility Patents.

New Retail Partnerships

We are expanding our partnerships to include Walmart, Amazon and others.

Exploring opportunities

We are exploring opportunities with Zero Gravity to facilitate the creation of an animated series around SoapSox characters in the future. (ANTICIPATED)

JPMA Innovation Award

SoapSox was awarded the JPMA Innovation award in the category of Play & Entertainment.

Giving Back to kids.

Not content with success alone, Ray wanted to give back to Hillsides. He reached out to Youth Moving On program for transition-aged youth, and offered internships to youth involved with the program.

Press

SoapSox Sounders are coming!

We are excited to launch our newest additions to the SoapSox family! (ANTICIPATED)

SHOW MORE

Meet Our Team



Ray Phillips

CEO and Director

Prior to launching SoapSox, Ray previously worked as Program Director for a residential treatment facility for children for 16 years. Ray provided mental health services to child and adolescent populations specializing in behavior and crisis management, program development and implementation. Has a BA in Psychology from University of California, Riverside.





Alvin Uy

Vice President and
Creative Director

Co-Founder & CEO of Insight Creative Group, 18 years experience specializing in product development, ideation, and graphic design.



Quantasy

Marketing

Quantasy is a creative services agency that creates brand experiences that occur at the intersection of entertainment, advertising, technology and culture. We deliver premium interactive and social content for clients in the automotive, entertainment, not-for-profit and financial sectors. The

*ana financial sectors. The
agency has expertise across
branded content and
entertainment, social media,
web analytics, emerging
platforms, millennial marketing
and more.*



Offering Summary

Company : Phillips Entertainment Group Inc.

Corporate Address : 1480 Colorado Blvd, Los Angeles, CA 90041

Offering Minimum : $9,997.50

Offering Maximum : $106,996.50

Minimum Investment Amount (per investor) : $240.25

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,290

Maximum Number of Shares Offered : 13,806

Price per Share : $7.75

Pre-Money Valuation : $6,200,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Early Bird

First 7 days - 10% bonus shares

Next 14 days - 5% bonus shares

Volume

$500+ (VIP Owners - 10% lifetime discount on purchases online + 2 SoapSox)

$1,000+ (Above + 20% lifetime discount on purchases online + SoapSox Exclusive Owner Gift set + 5% bonus shares)

$3,000+ (Above + 25% lifetime discount on purchases online + new product releases annually + 5%

$5,000+ (All of the above + 30% lifetime discount on purchases online + 3 person gifting program + 10% bonus shares)

10% bonus shares)

$20,000+ (Above + 20% bonus shares + design and naming of new character)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Phillips Entertainment Group Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of common stock at $7.75 / share, you will receive 11 Common Stock shares, meaning you'll own 11 shares for $77.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not

made an independent determination that these securities are exempt from registration.

Updates

Walmart store count received and we've crossed $100k+ in investment!

11 days ago

Hi all,

We are happy to share the final matrix from Walmart has been received. We have successfully placed two products into Walmart **3,417 stores for SoapSox Juniors**, and **2,636 stores for SoapSox Paw Patrol**. We are beyond excited about our continued growth and the next stages of product development.

We are equally happy to share that we have crossed the $100k+ mark with over 200 investors. If you have already invested please be on the lookout for your investor SoapSox gift set as a thank you!

Lastly, we are continuing on with our raise so please continue to share the link below with friends and family.

https://www.startengine.com/soapsox

Happy Holidays,

SoapSox

Notice of Funds Disbursement

14 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, SoapSox has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in SoapSox be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

$90k + in investment reached & SoapSox is off to shoot our commercial with Target.

24 days ago

Our campaign is 85% subscribed with over 170 investors! Thank you all for your investments and sharing the SoapSox campaign & story with your friends and family.

We are now off to Target HQ in preparation to film and tell our story to Targets National audience. We will keep you updated on the process.

The holidays are upon us and we are firing on all cylinders. More updates to come!!



Here's how it works: 1. Feed it liquid or bar soap. 2. Add water + lather. 3. Use as a washcloth. 4. Machine Washable.

Notice of Funds Disbursement

25 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, SoapSox has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in SoapSox be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Amazing news... Target will be featuring SoapSox's Brand story.

about 1 month ago

Hey Everyone,

I am happy to provide an update following my meeting at Target HQ last week. I just received confirmation from Target's Creative team that SoapSox has been selected to have our story featured by Target. The content created would launch in Feb 2020 and run through March 2020. They anticipate the content will live in the following channels: digital video, social media, Target.com, cinema, digital audio, and potentially within broadcast later in 2020!

This is an ideal situation as it allows SoapSox to be showcased nationally and participate in a store wide program that coincides with the marketing push by Target in Feb 2020.

We are thrilled to be expanding our partnership as well as expanding our offerings to include your favorite Disney and Paw patrol characters to Target.



Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, SoapSox has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in SoapSox be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

$44k + in investment from 90 Investors| SoapSox is expanding our partnership with Target

about 2 months ago

Our campaign is gaining momentum as we crossed the $44k mark with 90 investors! Thank you all for your investments and sharing the SoapSox campaign & story with your friends and family.

You are first to know...

Good news... SoapSox is going to be making some big waves again... we're in the running to be featured in a new commercial for Target. SoapSox's mission and brand story align with Target's purpose to put the needs of people, communities and the planet at the center today, all to help create a better tomorrow. As a result Target has reached out to SoapSox to create content that further highlight's Target's commitment to showcasing amazing entrepreneurs. The timing could not have been better as we are making are way to Target's headquarters next week for a meeting to expand our partnership.

https://corporate.target.com/corporate-responsibility/Future-at-Heart

The holidays are upon us and we are firing on all cylinders with demands for for our SoapSox Gift set shown below. More updates to come!!



Sneak peak at the New Paw Patrol line

about 2 months ago

We've been getting nothing but positive responses from retailers and customers regarding our creation of Paw Patrol SoapSox. If you have kids in your life then you understand all the excitement. If you don't believe me just show the images below of the first rounds of the characters and see their faces light up with excitement. We are currently in talks with Target for an expanded program, however we have several other retailers awaiting their arrival including QVC.





CHASE
(PAW PATROL)

Please note that investors at the $500 level receive all new products before they become available to the public. FYI the rest of the Paw Patrol gang are coming soon. Cheers!





Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, SoapSox has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in SoapSox be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Increased Third Quarter sales and distribution.

2 months ago

SoapSox continues to increase its domestic distribution by nearly 3,000 additional retail doors combined (and more pending). Currently, we are working to expand our retail base to double the current size and are well on our way.

Some of our most recent accomplishments include:

- Increased domestic retail sales by $186,000 dollars in the last quarter.
- Expanded domestic retail partnerships to include Burlington, Associated Foods, SpartanNash, and dozens of new specialty retailers.

With increased orders now coming in for the holiday season from retail partners H.E.B. Walmart, Target, BuyBuy Baby, Amazon, and hundreds of specialty retailers across the country, now is a good time to invest. With limited shares available, and new partnerships and opportunities pending, this is likely the last opportunity to invest at $7.25 per share. If you have friends, family members, or business associates that may be interested in investing, please forward the link below.

https://www.startengine.com/soapsox

If you have already invested we will be sending you an investor SoapSox gift set before the holidays as a thank you!

SHOW MORE UPDATES

Comments (26 total)

Add a public comment...

0/2500

 
Post

CLINTON FOSTER, SR `SE OWNER` `45 INVESTMENTS` 13 hours ago
Good day, Mr. Phillips:
What about an extension for this round?

Jason Thompson 8 days ago
Hello ,
Thanks for letting me be a part of a great idea at the ground level and at a dollar amount that fits most people who believe in a product . Best wishes for successful future . -Jay

> **Ray Phillips** - **SoapSox** 7 days ago
> Thank you Jason, and everyone else for believing in our future. We are better together! We will continue our work to grow the brand into something we are all proud to be apart of. Cheers!!

Ryan McGrail `5 INVESTMENTS` `INVESTED` 22 days ago
So if I invest at the $500 level I get the awesome perk of 2 brand new SoapSox annually for life?

> **Ray Phillips** - **SoapSox** 22 days ago
> HI Ryan, yes If you invest at the $500 level you do receive 2 new SoapSox annually, and you can have them sent to others (in the U.S) as gifts. However, this perk would end once we decided to exit although we anticipate you will be happier with your return. Cheers!

Alan Jacobson `SE OWNER` `29 INVESTMENTS` `INVESTED` 22 days ago
HI Ray, I've been watching this since the beginning and I really like how thoughtful and transparent your answers are here. I'm in. Best of luck getting to your goal in the next few weeks!

> **Ray Phillips** - **SoapSox** 22 days ago
> Thank you Alan, I appreciate your kind words and that your joining the SoapSox family. Onward and upward. Hope you have a happy Thanksgiving!

Shane Bias `1 INVESTMENT` a month ago
For clarification purposes, if I invest at the $500 level do I get 2 SoapSox just 1 time? Or every time a new product becomes available? Thank you.

> **Ray Phillips** - **SoapSox** a month ago
> Hi Shane, thanks for the question. If you invest at the $500 level you get 2 new SoapSox every time new characters become available once a year.
>
> Regards,

Anthony Dubose `2 INVESTMENTS` a month ago
Although I think you have a great idea, your product doesn't thoroughly clean a child. Sure it makes bath time fun for the child; but it's too large to clean the inner cracks and crevices of a child. Why bathe a child if they'll still be dirty after bath time?

> **Ray Phillips** - **SoapSox** a month ago
> Hi Anthony, we appreciate your feedback and have addressed your concern. We have

received similar feedback from our focus groups that a few of our characters are too large and don't allow parents to reached the crevices. We have both reduced the overall size of all of our characters, as well as designed SoapSox Juniors (coming to Walmart) for even smaller parts. We also recommend using Taylor the turtle when trying to reach the cracks and crevices of your toddler. We are confident that you will see Taylor is the perfect size for you and your child.

Regards.

---

kedrin edwards `2 INVESTMENTS` 2 months ago
Do you guys pay Dividends? Were you guys ever partnered up with Toys R Us/Babies R Us? if so, since they went out of business how has that impacted your business?

> **Ray Phillips** - **SoapSox** 2 months ago
> We are still growing rapidly so currently we are not paying dividends because we want to invest as much as possible into further growth. However, we anticipate paying dividends within two years.
>
> We were previously partnered with Toys R Us/babies R Us. However they made up less than 6% of our business and we were able to quickly replace their revenue with increased sales with Amazon and other new retail partners.

Alan Jacobson `SE OWNER` `29 INVESTMENTS` `INVESTED` 3 months ago
Hi, thanks for the thoughtful answer. Just one follow-up, so I'm clear. You feel that even without this raise you can stay in business in perpetuity? Also, a new question: Can you give a little more specific information about what your utility patent covers? Thanks! (p.s. There is a comment that mentions your price per share in a negative light, and I commend you for your transparent answer to that question. It should also be noted that PPS alone is a meaningless number so I'm not sure why there was a complaint in the first place. You could have chosen to release 600,000 shares at $10, 300,000 shares at $20, or 6,000,000 shares at $1 and it would all mean the same thing. Valuation is the number that has meaning. Please correct me if I'm wrong, but your sales this year should be 1.5M, at 100% growth y/y, making a 6M valuation reasonable.)

> **Ray Phillips** - **SoapSox** 3 months ago
> Hi Alan, We are currently cashflow positive, however we are looking to expedite growth which is why we are doing this raise. In regards to our patents we have both design and utility patents. As you are probably aware the utility covers the functional features of our product. Specifically the "mouth feeding" of soap, and the "finger pockets" features of our product. This also is what has been the key feature kids love about our product and what give us a unique competitive advantage. Lastly, I did want to follow up regarding your previous question of our 1.2M in loans. Just under 50% will be converted into equity, thus reducing our obligations to only produce $600k in surplus over the next 28 months. Lastly, we are positioning ourselves to hit 1.2+M in sales with support from this raise which is inline with our valuation. Thank you for also elaborating on PPS. Cheers!

(**SHOW MORE COMMENTS**)

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VIDEO TRANSCRIPT

Ray Phillips:

Hi, my name is Ray Phillips from Eager Rock, California. Founder and CEO of SoapSox.

Alvin Uy:

And I am Alvin Uy, co founder and creative director at Soap Sox. We are just a couple of ordinary dads who came up with an extraordinary way to making bath tub fun again for you and your little guy.

Ray Phillips:

We here at Soap Sox are excited to bring you our new line of adorable children's bath aids. Sure to add fun to your child's bathing experience. Our story began as a novel idea to solve a problem parents have struggled with for generations. How do I get my child to take a bath without a struggle, screaming, or crying?

Ray Phillips:

Well, we think we've created the answer.

Alvin Uy:

What we've done is turn a cute and cuddle plush toy into a bath aid by simple replacing its stuffing with antimicrobial sponge and replacing it's outer material with terry cloth. What we've came up with is a washcloth alternative that is both functional and fun for you and your kids.

Ray Phillips:

Each Soap Sax character has a patented, fun, and uniquely designed entry for its soap pocket. Soap Sox allows you to simply fill a character with your favorite soap, add water, and scrub. Finger pockets are conveniently built into each character for better handling and extra scrubbing power.

Ray Phillips:

While your child is entertained by the character's vibrant colors, textures, and functionality, he

or she is also getting clean. What are the one thing parents hate with plastic bath aids? Soap residue, build up, after a bath or two simply toss Soap Sox into the laundry. Soap Sox not only provides a function but also an opportunity to build on play skills and bond with your child.

Ray Phillips:

Soap Sox can also be whatever you need it to be. Soothing for a child scared to bathe, or a fun addition to your child who loves the water.

Ray Phillips:

Okay cut, I cant' feel my legs anymore. Oh my goodness.

Alvin Uy:

Who's idea was this anyway?

Ray Phillips:

This was your idea, I gotta get out. Oh, I really can't feel my legs.

Alvin Uy:

Yeah, let's just do the rest outside.

Ray Phillips:

Oh my God, I'm too old for this.

SoapSox bathscrub

The next generation of washcloth for kids

Here's how it works

Terry Cloth Exterior

Built-in finger pockets

With Antibacterial spounge

Built-in Soap Pocket

Feed it liquid or bar soap

Add water and lather

Use as a washcloth

Optional Hang-drying cord

Machine washable

Dries quickly in the dryer

SoapSox bathscrub

The next generation of washcloth for kids

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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<u>Hitting The Target Goal Early & Oversubscriptions</u>

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